SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 12 September 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

September 12, 2012

BT AND PREMIERSHIP RUGBY IN EXCLUSIVE LIVE BROADCAST DEAL

BT and Premiership Rugby today announced one of the biggest broadcast deals in the history of club rugby, signing a contract worth up to £152 million for a range of exclusive live rights over a four year period.

In a ground-breaking move for the club game in England, BT will have the exclusive live broadcast rights for four years to show Aviva Premiership Rugby and the J.P. Morgan Asset Management Sevens from the 2013-14 season. BT will also have exclusive live broadcast rights to matches played by Aviva Premiership Rugby clubs in any future European competitions from 2014-15 for three years.

Live Aviva Premiership matches are currently split between BSkyB and ESPN so the new deal means that from next season, rugby fans will be able to catch all of the excitement of the Aviva Premiership in one place with the bonus of additional live coverage from future European competitions from 2014.

"This is a game-changing agreement and will deliver a service that I know our club supporters will enjoy," said Mark McCafferty, Chief Executive of Premiership Rugby, the umbrella organisation of the Aviva Premiership Rugby clubs.

"We are delighted to have concluded our discussions with such an ambitious partner that will help bring Premiership Rugby to new audiences.

"BT is a company at the cutting edge of technology and that is one of the reasons it makes them such an exciting broadcast partner for Premiership Rugby.

"We will develop a broad partnership. As well as showing the live games, BT will assist us in further upgrading the technical infrastructure of our clubs' stadia and by building Community programmes with us."

Marc Watson, BT Vision CEO added: "BT is delighted to have secured this deal. Rugby Union is entering a thrilling phase with the World Cup being staged here in 2015 and rugby returning to the Olympics in 2016. We plan to bring the excitement of the very best matches to as wide an audience as possible. We will also be bringing all of the action together in one place and will look to distribute it on a variety of platforms."

"BT is serious about sport and this deal means we will be offering the very best rugby action alongside some of the most thrilling football matches from the Premier League. That is a winning combination and one that will appeal to fans of both sports."

The agreement, which is worth up to £152m, covers:
  · Exclusive live broadcast rights to up to 69 matches per season from Aviva Premiership Rugby for four years starting from the 2013-14 season.
  · Exclusive live broadcast rights to matches from the entire J.P. Morgan Asset Management Sevens Series for four years starting from the 2013-14 season.
 · Exclusive live broadcast rights to matches of Aviva Premiership teams in any future European competitions for three years starting from the 2014-15 season.
Notes to editors:

Premiership Rugby is the umbrella organisation of Aviva Premiership Rugby which comprises the following 12 clubs: Bath Rugby, Exeter Chiefs, Gloucester Rugby, Harlequins, Leicester Tigers, London Irish, London Wasps, London Welsh, Northampton Saints, Sale Sharks, Saracens and Worcester Warriors

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

For further details please contact Paul Morgan, Communications Director of Premiership Rugby on 07557 477796 or pmorgan@premiershiprugby.com

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Andrew J Parker, Company Secretary
--------------------

Andrew J Parker, Company Secretary.

Date 12 September 2012